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October 7, 2020	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Attn: Ryan Sutcliffe and Megan Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

Registration Statement on Form N-1A

File Nos. 333-237048, 811-23556

Dear Mr. Sutcliffe and Ms. Miller:

This letter sets forth the Registrant’s response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Pre-Effective Amendment No. 4 (“PEA 4”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on September 24, 2020 with respect to Polar Capital Emerging Market Stars Fund, Phaeacian Global Value Fund and Phaeacian Accent International Value Fund (each a “Fund” and, collectively, the “Funds”). The Staff’s comments were provided orally via telephone on October 2, 2020. For your convenience, we have summarized the text of the comments before the responses. Capitalized terms not defined herein shall have the same meanings ascribed to them in the Registration Statement.

We are simultaneously filing, through EDGAR, Pre-Effective Amendment No. 5 to the Registrant’s registration statement on Form N-1A. The Pre-Effective Amendment has been electronically coded to reflect changes made from PEA 4.

Global Accounting Comment

1.

Comment: Please consider updating each Fund’s Expense Limitation Agreement in the future to remove “extraordinary expenses” from the exclusion from waiver and reimbursement, to align with the treatment of such expenses under generally accepted accounting principles in the United States.

Response: The Registrant will consider the suggested change in the future.

Polar Capital Emerging Market Stars Fund

2.

Comment: In accordance with Instruction 2 to Item 27 of Form N-1A, please update the financial statements provided for Polar Capital Emerging Market Stars Fund to a date within 90 days prior to the date of filing.

Response: The updated financial statements have been provided.

Prospectus - Phaeacian Global Value Fund and Phaeacian Accent International Value Fund

3.	Comment: In accordance with Section 3-18 of Regulation S-X, please update pages 46-48 to provide financial highlights as of a date within 245 days of the date of filing.

Response: The updated financial highlights have been provided.

*    *     *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L Reece
Jessica L. Reece, Esq.

cc:	John M. Loder, Esq.
Barbara	J. Nelligan